Twin City Island Spirits, Inc.



ANNUAL REPORT

4000 Sion Farm

Christiansted, VI 00820

(840) 929-1895

http://mutinyislandvodka.com

This Annual Report is dated April 25, 2024.

BUSINESS

Twin City Island Spirits, Inc. ("Mutiny Island Vodka" or the "Company") is a C-Corp organized in the US Virgin Islands that meticulously crafts vodka using breadfruit sourced from the US Virgin Islands, resulting in an ultra-premium spirit infused with island essence, character, rhythm, and flavor. The Company's business model consists of a sustainable production process focused on environmentally-conscious consumers and those appreciative of unique and premium vodka tastes. Our spirits are sold at restaurants and bars, such as Applebee's, as well as direct-to-consumer businesses online. The Company offers a unique selling position by using breadfruit, has an endorsement from the Trees That Feed Foundation, planting fruit trees to feed people, create jobs, and better the environment, signaling its sustainable and positive global impact, and boasts a strong distribution network including collaborations with industry giants like American Airlines and partnerships with entities like Breakthrough Beverage.

The Company's Intellectual Property ("IP"): The Company was granted three U.S. trademarks for "Mutiny", "Mutiny Island Vodka" and "Island Vodka"

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $3,209,001.00

Number of Securities Sold: 1,069,668

Use of proceeds: Operating Expenses

Date: June 12, 2023

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $1,497,474 compared to $1,163,398 in fiscal year 2022.

This 28.7% increase was due to higher sales volume in 2023 as a result of increased brand recognition from marketing efforts.

Cost of Revenue

Cost of Revenue for fiscal year 2023 was $631,380 compared to $511,163 in fiscal year 2022.

The increase in costs is reflective of the higher sales volume in 2023, along with an increase in the cost of goods due to inflation, primarily reflected in raw material costs.

Gross Profit

Gross Profit for fiscal year 2023 was $866,094 compared to $652,235 in fiscal year 2022.

This 32.8% increase is due to the associated revenue increase exceeding a lesser increase in the cost of revenue.

Expenses

Expenses for fiscal year 2023 were $1,914,758 compared to $1,737,071 in fiscal year 2022.

This 10.2% increase in expenses is primarily attributable to higher interest expenses due to a rising prime rate, along with higher payroll expenses.

Historical results and cash flows:

The Company believes it is currently in an expansion stage as per the above revenue increase. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future based on our history of revenue growth. Our goal is to increase revenue so that we can reach a cash-neutral cash flow position, a status that has not yet been achieved. As we aim to increase sales, we expect our overhead and other costs will not rise in a comparable manner. This will bring us closer to breaking even, and thereafter, we can allocate more funds toward sales and marketing to further expand our reach. With a competent sales force, especially with the potential addition of just one more salesperson, we believe growing the revenue will be achievable.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $979,921.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA Mortgage (Stone Bank)

Amount Owed: $2,600,000.00

Interest Rate: 8.75%

Maturity Date: August 04, 2046

The Company entered into a loan agreement on February 4, 2021 with a principal amount of $2.6M. The loan matures on August 4, 2046. The note has an adjustable interest rate. The initial interest rate is 5.75% per annum for the first year and only interest payments are due. Beginning the 13th month, monthly principal and interest payments of $16,507.06 are due on the 1st calendar day every month. Beginning April 1, 2021, the interest rate will be the Wall Street Journal prime rate plus 2.5%, adjusted every quarter. As of December 31, 2023, the outstanding principal balance was $2,312,960 and the interest rate was 8.75% per annum. Additionally, the monthly payment amounts increased to $19,520.56.

Creditor: SBA Disaster Relief Loan

Amount Owed: $400,000.00

Interest Rate: 8.75%

Maturity Date: February 04, 2031

The Company entered into a loan agreement on February 4, 2021 with a principal amount of $400K. The loan matures on February 4, 2031. The note has an adjustable interest rate. The initial interest rate is 5.75% per annum for the first year. Further, for the first month only an interest payment is due. Beginning the second month, the Company must pay principal and interest payments of $4,418.10 on the 1st calendar of every month. The interest rate will be the Wall Street Journal prime rate plus 2.5%, adjusted every quarter, beginning April 1, 2021. As of December 31, 2023, the outstanding principal balance was $317,840 and the interest rate was 8.75% per annum.

Creditor: Cheasapeake Bay Distillery

Amount Owed: $183,954.00

Interest Rate: 0.0%

The Company has two outstanding shareholder loans. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders. The amounts are payable on demand. The outstanding balances of these loans as of December 31, 2023 and 2022 are $139,409 and $183,954, respectively.

Creditor: Chris Richeson

Amount Owed: $139,409.00

Interest Rate: 0.0%

The Company has two outstanding shareholder loans. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders. The amounts are payable on demand. The outstanding balances of these loans as of December 31, 2023 and 2022 are $139,409 and $183,954, respectively.

Creditor: EIDL Loan

Amount Owed: $75,500.00

Interest Rate: 3.75%

Maturity Date: June 10, 2050

The Company entered into a loan agreement on June 10, 2020 with a principal amount of $75,500. The loan matures 30 years from the date of the promissory note (June 10, 2050). The interest rate is 3.75% per annum and principal and interest payments of $368 are due monthly. Interest accrues on the principal balance until receipt of first payment, which was expected 12 months from the date of the agreement. As of December 31, 2023, the outstanding principal balance was $70,348.

Creditor: Henry E. Richeson Revocable Trust

Amount Owed: $100,000.00

Interest Rate: 5.0%

Maturity Date: December 30, 2025

The Company entered into a loan agreement on December 31, 2023 with a principal amount of $100K. The loan is due and payable in full with accrued interest on December 30, 2025. The interest rate is 5% per annum. As of December 31, 2023, the outstanding principal balance was $100,000.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Todd Allen Manley

Todd Allen Manley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Board Member

Dates of Service: August, 2018 - Present

Responsibilities: Todd Manley is the Chef / Founder / Creator of what we believe to be the first and only island vodka hand-crafted from breadfruit, Mutiny Island Vodka. In the role of CEO of the company, his number one job is to provide a vision and a face for the Company. However, as a start-up, he wears any hat necessary. Todd does not currently receive a salary from Mutiny Island Vodka and works approximately 70-80 hours per week for the Company.

Other business experience in the past three years:

Employer: Smorrebrod, LLC

Title: Member

Dates of Service: June, 2014 - Present

Responsibilities: Founding Member, requiring only 1/2 hour per week for partner review

Name: David Alan Johnson

David Alan Johnson's current primary role is with Cane Bay Partners VI. LLLP. David Alan Johnson currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: December, 2020 - Present

Responsibilities: Shareholder through MV Capital LLLP and Board member.

Other business experience in the past three years:

Employer: Cane Bay Partners VI. LLLP

Title: Partner

Dates of Service: July, 2009 - Present

Responsibilities: Owner and partner in management consulting and analytics firm

Name: Stacey Allen Pinkerd

Stacey Allen Pinkerd's current primary role is with Retired. Stacey Allen Pinkerd currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: August, 2019 - Present

Responsibilities: Stacey is a board member of Mutiny Island Vodka

Name: Michael John Fennessy

Michael John Fennessy 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member and Chief Financial Officer

Dates of Service: September, 2018 - Present

Responsibilities: Reviewing and validating any financial information

Other business experience in the past three years:

Employer: Talley Petroleum Enterprises, Inc

Title: CFO

Dates of Service: June, 2017 - December, 2021

Responsibilities: Lead executive on all financial, technology and project management.

Name: Christopher Eldridge Richeson

Christopher Eldridge Richeson's current primary role is with Chesapeake Bay Distillery LLC. Christopher Eldridge Richeson currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Interim COO

Dates of Service: April, 2018 - Present

Responsibilities: I currently act as the COO, providing guidance to management of the manufacturing, restaurant and administration. Chris does not currently receive a salary from Mutiny Island Vodka and works 20-30 hours per week for the Company.

Other business experience in the past three years:

Employer: Chesapeake Bay Distillery LLC

Title: Managing Member

Dates of Service: October, 2005 - Present

Responsibilities: I founded the distillery in 2005. I currently handle limited day to day operations and focus on regulatory and executive work.

Name: Michael Lynn Lintner

Michael Lynn Lintner's current primary role is with 482 Music. Michael Lynn Lintner currently services 4-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June, 2018 - Present

Responsibilities: Ensure the Mutiny Island Vodka Brand guidelines are upheld and true to the brand. Michael does not receive salary or equity compensation for his role with Mutiny Island Vodka.

Other business experience in the past three years:

Employer: 482 Music

Title: Owner

Dates of Service: March, 1997 - Present

Responsibilities: Owner of 482 Music. The company is currently in hiatus.

Name: Mahlon Charles Kennicutt II

Mahlon Charles Kennicutt II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: January, 2024 - Present

Responsibilities: Advice and consultation. Mahlon does not receive salary or equity compensation for his role with Mutiny Island Vodka.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Allied Island Management Group LLC (100% owned & managed by Jessalyn Viera)

Amount and nature of Beneficial ownership: 400,000

Percent of class: 23.64

RELATED PARTY TRANSACTIONS

Name of Entity: Cheasapeake Bay Distillery

Names of 20% owners: Chris Richeson, Interim COO

Relationship to Company: Officer

Nature / amount of interest in the transaction: Amount owed is $7,960

Material Terms: The Company has two outstanding shareholder loans. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders. The amounts are payable on demand. The outstanding balance of this loan as of December 31, 2023 is $7,969

Name of Entity: Chris Richeson

Relationship to Company: Officer

Nature / amount of interest in the transaction: Amount owed is $131,449.

Material Terms: The Company has two outstanding shareholder loans. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders. The amounts are payable on demand. The outstanding balance of this loan as of December 31, 2023 is $131,449.

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 261,652 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,737,880 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 1,333,334 with a total of 1,069,668 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 4.4(a)).

Liquidation Preference. In the event of any Deemed Liquidation Event (as defined below), the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common shares we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The Manufacture and Sale of Alcoholic Beverages is a Highly Regulated Industry The manufacture and sale of beverage alcohol is a highly regulated industry at both the Federal and State level and in many instances requires the Company to obtain various permits and licensing in order to carry out the Company objectives. The Company will endeavor to comply with these many licensing and permitting requirements but notes that the ultimate authority to operate is dictated by the appropriate Federal and State oversight agencies. The Chief Executive Officer does not currently receive a salary for his role with the Company Todd Manley, the CEO of Twin City Island Spirits, Inc. d/b/a Mutiny Island Vodka (Mutiny Island), does not currently receive a salary for his work with the Company. Although he has been, and will continue to be, compensated in sweat equity, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, the Company has arranged for the CEO to receive an initial salary of $150,000 plus performance incentives once the business demonstrates consistent positive cash flow, which is anticipated within 2 to 3 years. The Company's Chief Executive Officer currently has multiple roles The Company's Founder and CEO, Todd Manley, also works as a Manager for Smorrebrod, LLC in a founding Partner capacity. While Todd dedicates over 70 hours a week and treats his work with Mutiny Island as a top priority, the capital needs of the business have necessitated splitting time and continuing to generate regular income in order to have funds to maintain his work with Mutiny Island. He continues this through a Founding Partner role with Smorrebrod, LLC which requires approximately half an hour per week. While this time commitment is minimal, there is some level of risk in investing in a company that is chiefly managed by a person with concurrent work duties. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2024.

Twin City Island Spirits, Inc.

By   /s/ *Todd Manley*

Name: Twin City Island Spirits, Inc.

Title: CEO and Director

Exhibit A

FINANCIAL STATEMENTS



Twin City Island Spirits, Inc.
(the "Company")
a Territory of The United States Virgin Islands (District of St. Thomas-St. John) Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Twin City Island Spirits, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 1, 2023

TWIN CITY ISLAND SPIRITS, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	979,921	322,365
Accounts Receivable	89,850	132,781
Shareholder Receivable	97,174	36,828
Prepaid Expenses	245	4,055
Employee Receivable	-	-
Inventory	152,873	281,742
ERTC Receivable	-	-
Total Current Assets	1,320,064	777,770
Non-Current Assets:		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	2,129,257	2,201,356
Total Non-Current Assets	2,129,257	2,201,356
TOTAL ASSETS	3,449,320	2,979,126
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	112,819	139,266
Current Portion of Long Term Debt	75,268	52,631
Shareholder Loans	139,409	183,954
Sales Tax Payable	128,115	79,640
Other Liabilities	(2,962)	5,295
Total Current Liabilities	452,649	460,787
Non-Current Liabilities:		
Notes Payable	2,725,882	2,705,910
Debt Issuance Costs, net of Accumulated Amortization	(123,304)	(129,368)
Total Non-Current Liabilities	2,602,577	2,576,542
TOTAL LIABILITIES	3,055,226	3,037,329
EQUITY		

Common Stock	2,408,915	2,408,915
Preferred Stock	3,209,001	1,500,000
Accumulated Deficit	(5,223,822)	(3,967,118)
TOTAL EQUITY	394,094	(58,203)
TOTAL LIABILITIES AND EQUITY	3,449,320	2,979,126

TWIN CITY ISLAND SPIRITS, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
	2023	2022
Revenues	**1,497,474**	**1,163,398**
Revenues: Bottled Spirits	448,568	446,173
Revenues: Miscellaneous	115,835	50,400
Revenues: On Premise/Off Site Events Food & Beverage	898,641	624,268
Revenues: On Premise/Off Site Events Merchandise	31,604	34,493
Revenues: On Premise/Off Site Events Sanitizer & Disinfectant	1,002	3,314
Revenues: Other	1,824	4,749
Cost of Revenue	**(631,380)**	**(511,163)**
Cost of Revenue: Bottled Spirit	(276,672)	(219,299)
Cost of Revenue: Miscellaneous	(31,673)	(19,612)
Cost of Revenue: Packaging	(29,953)	(19,907)
Cost of Revenue: Sanitizer & Disinfectant	(2,156)	175
Cost of Revenue: Food and Beverage	(208,926)	(168,424)
Cost of Revenue: Merchandise	(82,000)	(84,097)
Gross Profit	**866,094**	**652,235**
Operating Expenses		
Advertising and Marketing	227,830	249,785
Bad Debt Expense	0	1,900
General and Administrative	1,388,396	1,293,635
Rent and Lease	16,004	9,724
Total Operating Expenses	**1,632,230**	**1,555,044**
Total Loss from Operations	**(766,136)**	**(902,809)**
Other Income	**0**	**16,236**
SBA Loan Forgiveness	0	9,900
Other Income: Interest Earned	0	6,336
PPP Loan Forgiveness	0	0
ERTC Credit	0	0
Other Expense	**282,528**	**182,027**

Interest Expense	282,083	181,785
Other Expense	445	242
Total Other Income/Expense	**282,528**	**182,027**
Earnings Before Income Taxes, Depreciation, and Amortization	**(1,048,664)**	**(1,068,600)**
Depreciation and Amortization	187,216	180,601
Net Income (Loss)	**(1,235,880)**	**(1,249,201)**

TWIN CITY ISLAND SPIRITS, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,235,880)	(1,249,201)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation and Amortization	187,216	171,537
Inventory	128,869	39,962
Accounts Receivable	42,931	(33,245)
Shareholder Receivable	(60,346)	(36,828)
Employee Receivable	-	1,900
Employee Retention Credit	-	310,668
PPP Loan Forgiveness	-	-
Prepaid Expenses	3,810	2,520
Other	40,217	37,464
Accounts Payable	(26,447)	23,940
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	316,249	517,919
Net Cash provided by (used in) Operating Activities	(919,631)	(731,281)
INVESTING ACTIVITIES	-	-
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation Depreciation	(135,941)	(86,397)
Net Cash provided by (used in) Investing Activities	(135,941)	(86,397)
FINANCING ACTIVITIES		
Common Stock	0	-
Preferred Stock	1,709,001	1,500,000
Notes Payable	48,672	(75,519)
Shareholder Loans	(44,545)	(344,701)
Net Cash provided by (used in) Financing Activities	1,713,128	1,079,780
Cash at the beginning of period	322,365	60,264
Net Cash increase (decrease) for period	657,556	262,101
Cash at end of period	979,922	322,365

TWIN CITY ISLAND SPIRITS, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Preferred Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning balance at 1/1/22	2,408,915	2,408,915	-	-	-	(2,717,918)	(309,003)
Issuance of Stock	-	-	500,000	1,500,000	-	-	1,500,000
Additional Paid in Capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(1,249,201)	(1,249,201)
Ending balance at 12/31/22	2,408,915	2,408,915	500,000	1,500,000	-	(3,967,119)	(58,203)
Issuance of Stock	328,965	-	569,668	1,709,001	-	-	1,709,001
Prior Year Adjustment						(20,823)	(20,823)
Additional Paid in Capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(1,235,880)	(1,235,880)
Ending balance at 12/31/23	2,737,880	2,408,915	1,069,668	3,209,001	-	(5,223,822)	394,094

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Twin City Island Spirits, Inc. ("the Company") was formed in the territory of the United States Virgin Islands, District of St. Thomas and St. John on June 20, 2018.   The company earns revenues through the sale of its unique brand of the world's first breadfruit island vodka (Mutiny Island Vodka) and through its operation of a premiere tourist destination and event venue where it offers tours, food, beverages, and entertainment to guests. It plans to expand operations and grow sales internationally. It also plans to operate a distillery for its brands and be a contract distiller for others. Its products will be sold wholesale and retail, both domestically and abroad.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses.   Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is some uncertainty about the company's ability to continue as a going concern for the next twelve months. Note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $322,365 and $979,921 in cash as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2022 and December 31, 2023 consisted of the following: raw materials $148,004, $71,863, and finished goods $133,737, $81,010, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. The Company uses a mixture of straight line and double declining balance depreciation methods depending on the asset class.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Method	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Equipment	5	200 DB	194,265	46,846		147,419
Leasehold Improvement	15	150 DB	80,639	14,712		65,927
Building	39	SL	1,749,058	221,490		1,527,568
Furniture and Fixtures	7	200 DB	669,493	431,080		238,413
Land			147,750			147,750
Vehicles	5	200 DB	37,369	35,189		2,180
Grand Total	-		**2,878,574**	**749,317**		**2,129,257**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates its revenues from its alcohol sales and tasting room operations. The Company's payments are generally collected at time of service or time of purchase. The Company's primary performance obligations are fulfilled once customers are served and when alcohol products are delivered to its customers.

With regard to the company's planned operations enhancements, the Company will identify and analyze its additional performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into a five year rental lease agreement, effective October 1, 2018. The contract's original term ends on September 30, 2023 and is subject to review by the Company and the lessor for possibility of extension. The contract may be extended by the Company for two successive five year extensions at the terms established in the current agreement. The company executed the first five year extension. In accordance with the terms of the current lease, the Company shall pay 10% of adjusted net revenue, which is defined as gross revenues less gross receipt tax. An $800 per month minimum is payable to the lessor.

<u>Loan 1:</u>

The Company entered into a loan agreement on June 10, 2020 with a principal amount of $75,500. The loan matures 30 years from the date of the promissory note (June 10, 2050). The interest rate is 3.75% per annum and principal and interest payments of $368 are due monthly. Interest accrues on the principal balance until receipt of first payment, which was expected 12 months from the date of the agreement. As of December 31, 2023, the outstanding principal balance was $70,348.

<u>Loan 2:</u>

The Company entered into a loan agreement on February 4, 2021 with a principal amount of $2.6M. The loan matures on August 4, 2046. The note has an adjustable interest rate. The initial interest rate is 5.75% per annum for the first year and only interest payments are due. Beginning the 13th month, monthly principal and interest payments of $16,507.06 are due on the 1st calendar day every month. Beginning April 1, 2021, the interest rate will be the Wall Street Journal prime rate plus 2.5%, adjusted every quarter. As of December 31, 2023, the outstanding principal balance was $2,312,960 and the interest rate was 8.75% per annum. Additionally, the monthly payment amounts increased to $19,520.56.

<u>Loan 3:</u>

The Company entered into a loan agreement on February 4, 2021 with a principal amount of $400K. The loan matures on February 4, 2031. The note has an adjustable interest rate. The initial interest rate is 5.75% per annum for the first year. Further, for the first month only an interest payment is due. Beginning the second month, the Company must pay principal and interest payments of $4,418.10 on the 1st calendar of every month. The interest rate will be the Wall Street Journal prime rate plus 2.5%, adjusted every quarter, beginning April 1, 2021. As of December 31, 2023, the outstanding principal balance was $317,840 and the interest rate was 8.75% per annum.

<u>Loan 4:</u>

The Company entered into a loan agreement on December 31, 2023 with a principal amount of $100K. The loan is due and payable in full with accrued interest on December 30, 2025. The interest rate is 5% per annum. As of December 31, 2023, the outstanding principal balance was $100,000.

<u>Shareholder Loans:</u>

The Company has two outstanding shareholder loans. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders. The amounts are payable on demand. The outstanding balances of these loans as of December 31, 2023 and 2022 are $139,409 and $183,954, respectively.

NOTE 6 – EQUITY

The Company has authorized 2,738,000 shares of common stock at a $1.00 par value and $1,333,334 shares of preferred stock at $3.00 per share. As of December 31, 2023, the Company had 2,737,880 common shares issued and outstanding and 1,069,668 preferred shares issued and outstanding.

Voting: Common and Preferred stockholders are entitled to one vote per share.

Dividends: Dividends upon the capital stock of the Company may be declared by the Board of Directors at any regular or special meeting. The Company is not obligated to provide dividends on Preferred Shares.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 1, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

CERTIFICATION

I, Todd Manley, Principal Executive Officer of Twin City Island Spirits, Inc., hereby certify that the financial statements of Twin City Island Spirits, Inc. included in this Report are true and complete in all material respects.

Todd Manley

CEO and Director